EXHIBIT 3.1
Article 3
Section 2. Number, Tenure and Qualifications. The number of directors constituting the Board of Directors of the Company shall be eight, unless the Certificate of Incorporation of the Company provides otherwise, and such number may be increased or decreased from time to time by resolution of the Board of Directors. No decrease in the number of Directors shall have the effect of shortening or terminating the term of office of any incumbent director. The Directors shall be elected at the Annual Meeting of Shareholders and each Director shall hold office until the next Annual Meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be shareholders of the Company.